                                                                      Exhibit 11

                                                                    Nine Months Ended
                                                                      September 30,
                                                                    1997          1996
                                                                  (DOLLARS IN THOUSANDS)
Primary net income per share:
     Net income.............................................     $   12,242    $   (1,082)
     Preferred stock dividend...............................            652             -
     Net income available to common shareholders............         11,590        (1,082)
     Average number of shares outstanding...................      7,570,000     4,923,784
     Net effect of dilutive stock options-based on
      treasury stock method using average market price......        312,555             -
     Total average shares...................................      7,882,555     4,923,784
     Primary net income per share...........................     $     1.47    $    (0.22)

Fully diluted net income per share:
     Net income.............................................     $   12,242    $   (1,082)
     Preferred Stock dividend...............................            652           ---
     Net income available to common shareholders............         11,590        (1,082)
     Average number of shares outstanding...................      7,570,000     4,923,784
     Net effect of dilutive stock options-based on..........        662,281           ---
      treasury stock method using ending share price
     Total average shares...................................      8,232,281     4,923,784
     Fully diluted net income per share.....................          $1.41        $(0.22)

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